January 6, 2020

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Geospatial Corp.

Form 10-K for Fiscal Year Ended December 31, 2018

Filed April 16, 2019

File No. 000-55937

Gentlemen:

On behalf of Geospatial Corp., a Nevada corporation (the “Company”), we are herewith filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Annual Report on Form 10-K (the "Amendment”) in response to the Commission’s comment letter, dated December 18, 2019, with reference to the Company’s Annual Report on Form 10-K (the “Annual Report”) filed with the Commission on April 16, 2019.

In addition to the Amendment, the Company responds to the Commission's comments as follows:

Form 10-K filed April 16, 2019

Audit Report, page 15

You have not identified the financial statement periods covered by the report. Additionally, in the second paragraph of the audit report you state current liabilities exceed current assets by $2,850,971 which does not agree with the financial statements as of December 31, 2018 or Note 1 on page 20. Please advise or revise. Refer to Rule 2-02(4) of Regulation S-X.

Response: The audit report has been revised to state that the consolidated balance sheets of the Company have been audited as of December 31, 2018 and 2017, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows have been audited for the years then ended.  Additionally, the second paragraph of the audit report has been revised to state that as of December 31, 2018, current liabilities exceed current assets by $3,437,617.

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

   NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 6, 2020

The Company respectfully submits via EDGAR the foregoing response to the Commission and the Amendment. Please address any further questions or comments to the undersigned at (917) 398-5082 or emendelson@cronelawgroup.com. Thank you very much.

Sincerely,

/s/ Eric Mendelson

Eric Mendelson

cc: Thomas Oxenreiter

500 Fifth Ave, Suite# 938, New York, NY 10110

9665 Wilshire Boulevard, Suite 895, Beverly Hills, CA 90212

   NYC Office: 646.861.7891

CA Office: 818.930.5686

www.cronelawgroup.com